KIRKLAND LAKE GOLD REPORTS WIDE, HIGH-VALUE GOLD INTERCEPTS AT SWAN ZONE UP TO 200 METRES FROM CURRENT MINERAL RESERVES

•	Infill drilling at Swan Zone (“Swan”) continues to return intercepts with extremely high grades, substantial widths and visible gold

➢	Key intercepts:	289 g/t Au over 7.45 m (ETW 6.0 m);
155 g/t Au over 11.9 m (ETW 9.9 m);
423 g/t Au over 3.55 m (ETW 3.2 m);
215 g/t Au over 7.2 m (ETW 5.9m); and
353 g/t Au over 4.0 m (ETW 3.4 m)

•	High-grade, visible-gold bearing Swan mineralization intersected 200 m downplunge of current Mineral Reserves

➢	Key intercept:	83.1 g/t Au over 8.6 m (ETW 6.8 m)

•	Significant growth in Swan Mineral Reserves expected in Fosterville’s December 31, 2018 Mineral Reserve and Mineral Resource estimates.

Abbreviations include: g/t Au: grams per tonne gold; m: metres; ETW: estimated true widths

Toronto, Ontario – September 19, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced new high-grade results from the ongoing underground drilling programs at the Fosterville Mine in Victoria, Australia. Underground drilling continues to target down-plunge extensions of Swan Mineral Reserves with results providing confirmation of the geological model and continuity of high-grade, visible-gold bearing mineralization on the Swan structure.

Results from 19 new drill holes, totaling 6,482 m, outside of the December 31, 2017 Measured and Indicated Mineral Resources in the Swan Zone continue to return intervals of exceptionally high grades with visible gold. The drilling demonstrates that high-grade, visible-gold bearing quartz veins extend at least 200 m down-plunge from current Mineral Reserves.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “We are quickly establishing Fosterville as a new, world-class gold camp, with the new drill results at Swan being the latest indication that there is much more to be found in terms of Mineral Reserves and Mineral Resources. Today’s intercepts confirm earlier drill results that demonstrated strong continuity of high-grade, visible-gold bearing Swan mineralization over 100 m down plunge from existing Mineral Reserves. They also include the intersection of high-grade Swan mineralization an additional 100 m down plunge, creating a potential 200 m envelope of exceptionally high-grade mineralization over substantial widths, with visible gold, which will drive future Mineral Reserve growth. With the new results, we are increasingly confident that our upcoming December 31, 2018 Mineral Reserve and Mineral Resource estimates will include a considerable increase in Mineral Reserves in the Swan Zone and a higher overall average grade and increased Mineral Reserve base for the Fosterville Mine as a whole.

“In addition, there are many more targets to be explored at Fosterville, in the Lower Phoenix Gold System, as well as at Harrier South, Robbin’s Hill and through our regional Large Ore Deposit Exploration or LODE program. At Lower Phoenix South, we are following up on drilling earlier this year that intersected mineralization 750 m down plunge of the current Swan Mineral Resources. Work is also continuing to assess the new mineralized structure, called Cygnet, which runs parallel to Swan, and was first announced in July. We will also soon commence deep drilling from a new exploration drift at Harrier South, where we have seen a trend towards increasing grades with visible gold in quartz-carbonate veins at depth, comparable to the well documented progression to higher grades at Lower Phoenix. At Robbin’s Hill, we reported the intersection of visible-gold bearing quartz veins earlier in the year and have two surface drills working to further extend this highly-prospective mineralization, while a variety of exploration techniques are being used to explore multiple other targets in the surrounding area.”

Swan Mineralized Zone Drilling Program

Results from the ongoing underground resource drilling program at the Swan Zone continue to demonstrate high-grade continuity down plunge from current Mineral Reserves.

High-Grade, Visible-Gold Bearing Intercepts Include:

•	289 g/t Au over 7.45 m (ETW 6.0 m), including 2,857 g/t Au over 0.75m (ETW 0.6 m) in hole UDH2551;
•	155 g/t Au over 11.9 m (ETW 9.9 m), including 1,566 g/t Au over 1.1m (ETW 0.9 m) in UDH2584A;
•	423 g/t Au over 3.55 m (ETW 3.2 m), including 760 g/t Au over 1.95m (ETW 1.8 m) in UDH2555;
•	215 g/t Au over 7.2 m (ETW 5.9 m), including 846 g/t Au over 1.55m (ETW 1.3 m) in UDH2590; and
•	353 g/t Au over 4.0 m (ETW 3.4 m), including 3,740 g/t Au over 0.35m (ETW 0.3 m) in UDH2552.

All drill results are presented in Table 1 and all drill collars are listed in Table 2.

Since the July 31, 2018 Kirkland Lake Gold News Release, underground diamond drilling in the Swan Zone has continued to return encouraging results down-plunge from current Mineral Reserves (Figure 1). Reported drill results are from 19 holes (6,482 m), of which 12 contain visible-gold mineralization with nine intervals of greater than 100 gram-metres and five intervals of greater than 1,000 gram-metres (i.e. gold grade x estimated true width) (Figure 2). All reported drill results are outside the December 31, 2017 Measured and Indicated Mineral Resources and highlight the continued significant Mineral Reserve growth potential of Swan.

Continued infill drilling into the December 31, 2017 Inferred Swan Mineral Resource has confirmed the strong continuity of high-grade, visible-gold bearing mineralization to a distance of up to 100 m down-plunge of Mineral Reserves. Two 1,000 gram-metre intercepts, 155 g/t Au over 11.9 m (ETW 9.9 m) from UDH2584A and 289 g/t Au over 7.45 m (ETW 6.0 m) from UDH2551, are located 100 m and 80 m down plunge from Mineral Reserves, respectively.

Previously drilling identified high-grade (>30 gram-metres), visible-gold bearing mineralization down plunge to 6230mN in hole UDE158 (November 7, 2017 Kirkland Lake Gold News Release). The intercept from UDH2494 of 83.1 g/t Au over 8.6 m (ETW 6.8 m), released today, demonstrates that exceptionally high-grade, visible-gold bearing mineralization (>100 gram-metres) extends at least 200 m down-plunge of Mineral Reserves to the 6175mN northing and remains open for further extension.

Swan Footwall Splay

Infill drilling and ongoing interpretation of Swan has identified a mineralized footwall splay fault, named the Swan Footwall Splay (Figure 3). The fault emanates from and branches off the Swan Fault at approximately 6400mN and 4000mRL. The interpreted synthetic fault dips marginally steeper than the Swan structure at approximately 50° and has been defined down to the 3825mRL at a maximum separation distance of 20 m from the Swan Fault. Gold grades are highest on this structure immediately footwall to the Swan Fault.

Key Gold Intercepts:

•	24.0 g/t Au(1) over 2.6 m (ETW 2.2 m) in hole UDH2555; and
•	8.1 g/t Au over 3.5 m (ETW 3.1 m) in hole UDH2552

(1) Visible gold drill intercept

Over the remainder of 2018, infill drilling from the Phoenix 4190 m drill platform will continue to target the December 31, 2017 Inferred Swan Mineral Resource down plunge of Mineral Reserves. It is anticipated that drill results will be returned from intercepts spaced at a nominal 25m x 25m separation to an approximate depth of 3900mRL and northing 6200mN on the Swan structure. This drill coverage is expected to be sufficient to support conversion to an Indicated Mineral Resource category and enable a Mineral Reserve evaluation to be completed in time for inclusion in the December 31, 2018 Mineral Reserve and Mineral Resource estimates.

Qualified Persons

Troy Fuller, MAIG, Geology Manager, Fosterville Gold Mine, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

Drilling and Underground Sampling Assay QAQC

Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Leica TS16 Total Station instrument and down-hole deviations are measured by electronic multi-shot cameras.

Sampling consisted of diamond drill core that was either full core or half core sampled. Half core samples were cut longitudinally in half with a diamond saw; one-half of the drill core was sent to an independent laboratory for analysis and the other drill core half retained for reference. Sample pulps are returned from the assay laboratory for reference and future geological or metallurgical studies. Drill core sample intervals vary between 0.3 and 1.2m in length and were determined from logging of sulfide and visible gold to geological boundaries.

Samples containing visible-gold or considered likely to contain visible-gold were separated from sulfide gold samples and dispatched independently for assaying. At the laboratory “visible-gold” jobs were processed through a single pulverizer and material barren of gold (‘quartz wash’) was crushed before and after each sample to minimize the potential for gold to contaminate successive samples.

Assay results are based on 25-gram charge fire assays. Mean grades are calculated using a variable lower grade cut-off (generally 2 g/t Au) and maximum 2m internal dilution. No upper gold grade cut is applied to the data. However, during future Mineral Resource studies the requirement for assay top cutting will be assessed.

All samples were assayed at On Site Laboratories, an independent laboratory in Bendigo, Victoria. The facility is registered ISO 9001:2008 (CERT-C33510).

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 635,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise. For further information on Kirkland Lake Gold, and to receive news releases by email, visit the Company’s website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in Mineral Resource estimates, potential growth in Mineral Resources, conversion of Mineral Resources to proven and probable Mineral Reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form, financial statements and related MD&A for the periods ended December 31, 2017 and June 30, 2018 and other disclosures of "Risk Factors" by the Company and its predecessors, which are filed with the securities regulatory authorities in certain provinces in Canada and available on SEDAR. Although the Company has attempted to identify key factors that could cause actual results to differ materially, there may be other factors that cause unanticipated and unintended results. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1:	Drill Assay Intercepts for the Swan and Swan Footwall Splay Diamond Drilling, Lower Phoenix Mineralized System, Fosterville Gold Mine

(The results are outside of Indicated Mineral Resources appearing in the December 31, 2017 Technical Report on the Mineral Resources and Mineral Reserves of The Fosterville Gold Mine, dated April 2, 2018, and available on sedar.com)

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure/ Zone
Swan Mineralization
UDH2156(1)	282.6	291.0	8.4	7.1	86.9	Swan
Including(1)	283.9	284.25	0.35	0.3	1,474	Swan
and (1)	289.35	289.85	0.5	0.4	279	Swan
UDH2484	368.45	369.55	1.1	1.0	2.5	Swan
UDH2488	375.8	376.8	1.0	0.9	2.1	Swan
UDH2493 (1)	387.6	389.5	1.9	1.5	40.4	Swan
Including(1)	387.6	388.0	0.4	0.3	161	Swan
UDH2494(1)	393.4	402.0	8.6	6.8	83.1	Swan
Including(1)	398.3	400.0	1.7	1.3	366	Swan
UDH2495(1)	366.2	372.5	6.3	5.8	11.7	Swan
Including(1)	367.65	369.6	1.95	1.8	28.6	Swan
UDH2496(1)	349.8	352.0	2.2	2.0	10.5	Swan
Including(1)	349.8	350.55	0.75	0.7	27.1	Swan
UDH2542	283.4	290.1	6.7	6.0	10.0	Swan
Including	286.65	289.1	2.45	2.2	21.0	Swan
UDH2545	No Significant Intercept					Swan
UDH2551(1)	308.0	315.45	7.45	6.0	289	Swan
Including(1)	308.3	309.05	0.75	0.6	2,857	Swan
UDH2552(1)	283.9	287.9	4.0	3.4	353	Swan
Including(1)	284.4	284.75	0.35	0.3	3,740	Swan
UDH2555(1)	267.0	270.55	3.55	3.2	423	Swan
Including(1)	267.0	268.95	1.95	1.8	760	Swan
UDH2584A(1)	310.35	322.25	11.9	9.9	155	Swan
Including(1)	318.1	319.2	1.1	0.9	1,566	Swan

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure/ Zone
UDH2587	285.1	290.3	5.2	4.4	20.0	Swan
Including	288.3	289.8	1.5	1.3	35.3	Swan
UDH2590(1)	292.8	300.0	7.2	5.9	215	Swan
Including(1)	296.05	297.6	1.55	1.3	846	Swan
UDH2598(1)	256.95	269.9	12.95	12.0	31.5	Swan
Including(1)	265.1	268.05	2.95	2.7	101	Swan
UDH2629	272.7	278.0	5.3	5.0	15.2	Swan
Including	273.05	274.95	1.9	1.8	26.2	Swan
UDH2632(1)	274.7	279.95	5.25	5.0	175	Swan
Including(1)	279.0	279.95	0.95	0.9	930	Swan
UDH2633	269.25	285.2	15.95	15.3	3.5	Swan
Including	283.05	283.95	0.9	0.9	13.9	Swan
Swan Footwall Splay Mineralization
UDH2496	360.7	362.0	1.3	1.2	6.0	Swan Splay
UDH2552	296.0	299.5	3.5	3.1	8.1	Swan Splay
UDH2555(1)	279.4	282	2.6	2.2	24.0	Swan Splay
UDH2584A	347.6	348.45	0.85	0.7	2.7	Swan Splay
UDH2598	275.8	278.8	3.0	2.7	4.0	Swan Splay
UDH2632	302.85	303.7	0.85	0.8	2.7	Swan Splay
UDH2633	297.95	299.95	2.0	1.9	3.1	Swan Splay

Notes: (1) - Visible gold observed in drill intercept.

Drill intercepts containing visible gold or greater than 30 Gram-Metre (gold grade x estimated true width) are shown in bold text.

Table 2: Underground Diamond Drill Hole Collar Locations, Fosterville Gold Mine

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Depth (m)
UDH2156	6,357.3	1,406.5	4,192.6	102.0	-43.6	302
UDH2484	6,233.7	1,339.3	4,194.5	98.9	-33.2	396.1
UDH2488	6,233.7	1,339.4	4,194.5	98.9	-38.2	390.2
UDH2493	6,233.5	1,339.4	4,194.5	100.9	-45.2	426
UDH2494	6,233.5	1,339.1	4,194.1	105.5	-48.3	410.7
UDH2495	6,233.5	1,338.9	4,194.1	90.2	-47.6	386.7
UDH2496	6,233.9	1,339.1	4,194.0	83.9	-48.5	374.6
UDH2542	6,357.2	1,406.5	4,192.9	109.3	-34.3	324
UDH2545	6,356.1	1,406.4	4,192.7	115.8	-39.9	335
UDH2551	6,356.2	1,406.4	4,192.7	115.4	-49.0	330.2
UDH2552	6,357.3	1,406.5	4,192.5	110.2	-50.8	310.5
UDH2555	6,357.6	1,406.5	4,192.8	98.1	-50.1	296.9
UDH2584A	6,365.8	1,381.9	4,192.0	116.9	-55.9	356.6
UDH2587	6,356.2	1,406.4	4,192.8	104.6	-32.2	308
UDH2590	6,355.1	1,406.3	4,192.9	106.5	-47.0	308
UDH2598	6,355.2	1,406.3	4,192.5	98.2	-56.8	293.8
UDH2629	6,366.8	1,381.6	4,191.9	79.2	-60.6	296.7
UDH2632	6,366.6	1,381.7	4,191.9	87.7	-58.8	317.5
UDH2633	6,366.1	1,381.6	4,192.0	93.0	-57.8	318.2

Notes: Collar locations are in Fosterville Mine Grid coordinate system.

Figure 1. Long Projection of Fosterville Gold Mine

South
View looking to West
North
Daley's Hill
John's
Harrier
Ellesmere
Falcon
5,000 mRL
HARRIER DECLINE
CENTRAL DECLINE
Lower Phoenix
Harrier
Swan
PHOENIX DECLINE
4,000 mRL
See Figure 2
6250mN
Cross Section
See Figure 3
3,000 mRL
Fosterville Mine Grid
5,000 mN
6,000 mN
7,000 mN
8,000 mN
metres

LEGEND

MINING & MINERAL RESERVE
- Mined Open Pits
- Mined Development
- Mined Stopes
- Reserve Stopes
- Planned Development

RESOURCE GRADE SHELLS

Indicated	Inferred
>3 g/t Au	>3g/t Au
1.5 g/t Au	1.5 g/t Au

(Mineral Resources and Reserves as at December 31, 2017)
(Mining as at June 30, 2018)

KIRKLAND LAKE GOLD

Longitudinal Projection of Fosterville Gold Mine

September 2018

Figure 2. Longitudinal Projection of Swan and Swan Footwall Mineralization, Fosterville Gold Mine

South
View looking to the West
North
UDH2590
215 (5.9)
Incl. 846 (1.3)
UDH2156
87.0 (7.1)
Incl. 1,474 (0.3)
& 279 (0.4)
UDH2542
10.0 (6.0)
Incl. 21.0 (2.2)
UDH2587
20.0 (4.4)
Incl. 35.3 (1.3)
UDH2555
423 (3.2)
Incl. 760 (1.8)
Potential area of
Inferred to Indicated Mineral Resource
conversion by December 31, 2018
UDH2307
UDH2553
UDH2546
UDH2308
UDH2545
UDH2588A
UDH2589
UDH2598
31.5 (12.0)
Incl. 101 (2.7)
PHOENIX DECLINE
UDH2484
UDH2551
289 (6.0)
Incl. 2,857 (0.6)
4,000 mRL
UDH2598
UDH2633
3.5 (15.3)
Incl. 13.9 (0.9)
UDE177
UDH2488
UDH2493
40.4 (1.5)
Incl. 161 (0.3)
SPD367B
UDH2629
15.2 (5.0)
Incl.26.2 (1.8)
UDH2374
UDH2495
11.7 (5.8)
Incl. 28.6 (1.8)
UDH2376
UDE170
UDH2496
UDH2552
8.1 (3.1)
UDH2632
UDH2633
UDH2494
83.1 (6.8)
Incl. 366 (1.3)
UDH2499
UDH2586
UDH2255
UDH2583
UDH2584A
UDH2632
175 (5.0)
Incl. 930 (0.9)
UDH2554
3,800 mRL
UDH2496
10.5 (2.0)
Incl. 27.1 (0.9)
UDH2584A
155 (9.9)
Incl. 1,566 (0.9)
UDH2552
353 (3.4)
Incl. 3,740 (0.3)
UDH2555
24.0 (2.2)
UDE158
30.3 (1.8)
6,000 mN
6,200 mN
6,600 mN
0
100
metres
Fosterville Mine Grid
LEGEND
MINING & MINERAL RESERVE
Mined Development
Swan Reserve
Planned Development
Mined Swan and Eagle Stope
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
> 3 g/t Au
MINERALIZATION
Swan
Target Trend
STRUCTURE
Swan
Swan Footwall Splay
DRILL INTERCEPTS
(Colored by Gram-Metre*)
>1,000
100 to 1000
30 to 100
15 to 30
5 to 15
0 to 5
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
(Shown for > 30 Gram-Metre* or Visible Gold)
Visible Gold Highlighted in yellow
* Gram-Metre = Grade x Estimated True Width
Previously Reported Swan Intercept
Company News Release
July 31, 2018
November 7, 2017
(Mineral Resources and Reserves as at December 31, 2017
(Mining as at June 30, 2018)
KL KIRKLAND LAKE GOLD

Longitudinal Projection of Swan & Swan Footwall Splay Mineralization, Fosterville Gold Mine

September 2018

Figure 3. Phoenix Mineralization System Schematic Cross Section 6250mN

West
East
View looking North
4,400 mRL
4,200 mRL
4,000 mRL
3,800 mRL
Tielen
Fosterville (Kestrel)
Thunderbird (Pegasus)
Allwood
Benu
Pelican
Pegasus East
Allwood East
Phoenix Base
Kestrel
Pegasus
SWAN
SWAN FOOTWALL SPLAY
Benu East
CYGNET
EAGLE
0
100
metres
1,400 mE
1,600 mE
Fosterville Mine Grid
KEY
Fault
Bedding Parallel Fault
Interpreted Fault Zone
Bedding Form Lines
Anticline
Syncline
Kestrel Black Shale
Benu Shale
KL
KIRKLAND LAKE GOLD
FOSTERVILLE GOLD MINE
Phoenix Gold System
Schematic Cross Section 6250mN
MINERALIZATION
Visible Gold
Sulfide Hosted Gold
Phoenix Mineralized System
September 2018